May 27, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Andrew Blume Michael Kennedy Mara L. Ransom Sondra Snyder

Re:	Azure Power Global Limited Amendment No. 3 to Registration Statement on Form F-1 Filed April 19, 2016 File No. 333-208584

Ladies and Gentlemen:

This letter on behalf of Azure Power Global Limited (the “Company”) is in response to the comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in the Staff’s letter dated April 25, 2016 regarding the above-referenced Amendment No. 3 to the Registration Statement on Form F-1 (File No. 333-208584) filed with the Commission on April 19, 2016 (the “Registration Statement”). For your convenience, each of the Staff’s comments has been set forth below in bold italics, and our response to that comment immediately follows.

Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Registration Statement. Page references in the text of this response letter correspond to page numbers in the Registration Statement.

Response to Staff Comments

Financial Statements

Note 1(b) Formation and initial public offering (‘IPO’), page F-9

Securities and Exchange Commission

Division of Corporation Finance

May 27, 2016

1. We note your response to comment 3. You indicate that the increase in the tenure of the CCDs and the Series E CCPS from 10 to 20 years does not significantly modify the fair value of such securities as the per annum return is not affected by the tenure increase. You state that you evaluated the impact on the fair value of the CCDs and Series E CCPS resulting from the tenure increase and that you believe the economic life (expected holding period) of such securities was not impacted by this change. You also state that the parties agreed that the tenure modification should not result in additional consideration being provided to the holders and, therefore, no such additional consideration was paid by you. In order to help us better understand your response, please provide us with the following additional information:

•	Explain to us in reasonable detail why the total returns, particularly additional potential interest payments, on the CCDs and the Series E CCPS is not affected by the tenure increase, as this appears to be more relevant than the per annum return. Also clarify why the modification would not materially impact the fair value of the embedded conversion option.

At the time that the Company engaged in the reorganization, the Company had confidentially submitted a registration statement contemplating an initial public offering which if completed, would constitute a liquidity event under the terms for the CCD and Series E CCPS. As a result the Company concluded that it was appropriate to value these securities based primarily on the internal rate of return up to a projected liquidity event, which was one month later than the QIPO date (February 25, 2016) as provided in the Shareholders’ Agreement, discounted back to the present value. The Company has further conducted a sensitivity analysis to test this approach by assigning different probabilities to various liquidity events and noted that the resulting valuation of the securities was within 3% of their recorded value. As a result, the Company continued with the recorded value because it viewed the March 2016 QIPO date as achievable and the variation under the sensitivity analysis was not material.

The Company further submits that it has treated the CCDs and Series E CCPS securities as debt-like. Accordingly, the fair value for such securities was calculated by applying the yield method wherein cash flows have been projected until the expected liquidity event and discounted to present value using the market yield. The Company respectfully submits that this valuation methodology is in line with the guidance provided by AICPA Practice Aid on Valuation of Privately Held Company Equity Securities Issued as Compensation (Chapter 5: Valuation of Equity Securities in Simple Capital Structures, Topic: Fair Value of Debt for Purposes of Valuing Equity).

The tenure modification did not materially impact the fair value of the embedded conversion option because the conversion ratio is adjusted to provide a fixed internal rate of return and is not affected by the volatility of the Company’s stock price. The total returns on the CCDs and the Series E CCPS are not affected by the increase in tenure because the total returns for such securities are fixed at predetermined internal rates of return. Further, these securities do

Securities and Exchange Commission

Division of Corporation Finance

May 27, 2016

not have annual coupon payments or have only minimal annual coupon payments. In the case where there is a coupon payment, it is to be adjusted from the final redemption consideration such that the total returns are equal to the predetermined internal rate of return. As the returns at the time of exit are fixed, the CCD and Series E CCPS holders are not affected by the volatility of stock prices.

•	Explain to us in reasonable detail why a doubling of the tenure did not impact the economic life (expected holding period) of such securities.

As discussed above, at the time that the Company engaged in the reorganization, the Company had confidentially submitted a registration statement contemplating an initial public offering which if completed, would constitute a liquidity event under the terms for the CCD and Series E CCPS. As a result, the Company concluded that it was appropriate to consider the economic life of these securities as ending on March 31, 2016, resulting in an economic life of about 5 years. The Company has further conducted a sensitivity analysis to test this approach by assigning different probabilities to various liquidity events and noted that the resulting valuation of the securities was within 3% of their recorded value. As a result, the Company continued with the recorded value because it viewed the March 2016 QIPO date as achievable and the variation under the sensitivity analysis was not material.

Moreover, the Company noted that the doubling of the tenure from 10 years to 20 years would not materially impact the economic life (expected holding period) of such securities as the CCDs and Series E CCPS holders are financial investors in the nature of private equity/venture capital firms and these investors have an option to exit through the proposed initial public offering. Unlike strategic investors, these private equity/venture capital firms have a definite and shorter investment horizon, typically ranging from 7 to 10 years. Thus, these firms may not continue to hold their investment for the complete legal life of the instrument and doubling of the tenure will not impact the economic life (expected holding period) of such securities.

•	Tell us the fair value of these securities immediately before and after the tenure modification and explain in sufficient detail how you derived the amounts. We note that consideration would not necessarily have to be directly paid to holders of these securities but could result from any increase in the fair value of such securities arising from the tenure modification.

The Company respectfully submits that tenure of the CCDs and Series E CCPS was modified on July 25, 2015 during the process of reorganization. However, the modification did not have a material impact on our valuation of the CCDs and the Series E CCPS because they were being valued based on the economic life assumed to be limited to the expected liquidity event of March 31, 2016. The fair value for such securities is calculated by applying the yield method wherein cash flows have been projected until the expected liquidity event and discounted to present value using the market yield. The Company respectfully submits that this valuation methodology is in line with the guidance provided by AICPA Practice Aid on Valuation of

Securities and Exchange Commission

Division of Corporation Finance

May 27, 2016

Privately Held Company Equity Securities Issued as Compensation (Chapter 5: Valuation of Equity Securities in Simple Capital Structures, Topic: Fair Value of Debt for Purposes of Valuing Equity).

This valuation methodology assumes that the economic life of the securities is limited to the expected liquidity event, rather than full maturity. As such, the valuation methodology used by the Company projects the cash flow for the CCDs and Series E CCPS to certain liquidity events and does not account for the possibility that such securities are held until maturity. Please refer to the below table for details of the fair values of the CCDs and Series E CCPS immediately before and after the tenure modification:

	Fair Value as of
Securities	July 24, 2015 (Rs. in Millions)	July 26, 2015 (Rs. in Millions)	Change (%)
Compulsorily convertible debentures 10.0% — IFC	410.2	410.6	0.1%
Compulsorily convertible debentures 5.0% — DEG	1,131.9	1,132.8	0.1%
Compulsorily convertible debentures 0% — IFC II	121.7	121.8	0.1%
Compulsorily convertible debentures 5% — IFC III	221.0	221.2	0.1%
Series E compulsorily convertible preferred shares	696.2	721.3	3.6%

Total	2,581.0	2,608.0	1.0%

Furthermore, a sensitivity analysis has been undertaken to assess the impact of the change in the maturity period on the fair value of CCDs and Series E CCPS as of December 31, 2015. This analysis has been carried out by assigning probabilities to various possible liquidity event scenarios. While the Company believes a liquidity event in the form of an initial public offering, a strategic sale or a secondary sale to investors is highly likely, a 5% probability was assigned to such an event not taking place over the next five years. In assigning this probability, the Company considered that in addition to the current proposed IPO, the Company has been evaluating options to provide an exit to the current CCD and Series E investors in order to ensure that the yields on such instruments are closer to the market yield (which could be lower in future as the Company becomes more mature with a larger number of operating and committed power projects). The Company also considered that certain CCD holders have already initiated discussions with the Company for a potential exit in the near future if the IPO is not consummated. The results of the sensitivity analysis are presented below.

Securities and Exchange Commission

Division of Corporation Finance

May 27, 2016

	Fair Value as of December 31, 2015
Securities	as recorded in the financial statements (Rs in Millions)	assuming the possible liquidity scenarios (Rs in Millions)	Change (%)
Compulsorily convertible debentures 10.0% — IFC	439.3	463.5	5.5%
Compulsorily convertible debentures 5.0% — DEG	1,192.4	1,231.8	3.3%
Compulsorily convertible debentures 0% — IFC II	126.5	131.2	3.7%
Compulsorily convertible debentures 5% — IFC III	220.5	228.4	3.5%
Series E compulsorily convertible preferred shares	779.8	794.4	1.9%

Average	2,758.5	2,849.3	3.3%

The Company respectfully submits that it recorded these securities at a fair value of Rs. 2,758.5 million as of December 31, 2015. The fair value of these securities based on probabilities assigned to various possible liquidity event scenarios (including no liquidity event till maturity) was Rs. 2,849.3 million. The Company evaluated this difference of Rs. 91 million and concluded that it was not material and would be further evaluated at fiscal year-end when there would be greater clarity on possible liquidity events, including extension of the liquidity event date.

Thus, even after taking into account the possibility that the CCDs and Series E CCPS are held to maturity, the tenure modification did not materially affect the fair value of the securities. This is due to the discount rate in the range of 15%-16%, which is based on the expected cost of borrowing for the Company given its current creditworthiness, and the fact that for each of the securities the contractual internal rate of return at maturity (15%-18%) is lower than the contractual internal rate of return on a liquidity event (18.4%-20%). On March 31, 2016, the Company and the investors agreed to extend the IPO deadline to July 31, 2016.

•	Tell us how you considered the guidance regarding modifications and exchanges of debt in ASC 470-50-40-6 through 40-12. Specifically address how you determined whether or not the present value of the cash flows under the terms of the new debt instruments are at least ten percent different from the terms of the original instruments. Please provide your calculations for each applicable issuance.

The Company respectfully submits that as per ASC 470-50-40-9, transactions involving contemporaneous exchanges of cash between the same debtor and creditor in connection with the

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May 27, 2016

issuance of a new debt obligation and satisfaction of an existing debt obligation by the debtor would only be accounted for as debt extinguishments if the debt instruments have substantially different terms. Terms are substantially different if the present value of the cash flows under the terms of the new debt instrument is at least 10% different from the present value of the remaining cash flows under the terms of the original instrument.

	Fair Value as of December 31, 2015
Securities	assuming before modification maturity tenure (10 years)	assuming after modification maturity tenure (20 years)	Change (%)
Compulsorily convertible debentures 10.0% — IFC	456	464	1.8%
Compulsorily convertible debentures 5.0% — DEG	1,218	1,232	1.2%
Compulsorily convertible debentures 0% — IFC II	130	131	1.1%
Compulsorily convertible debentures 5% — IFC III	227	228	0.5%
Series E compulsorily convertible preferred shares	794	794	0.1%

Average	2,825	2,850	0.9%

The Company submits that it has carried out analysis considering the impact of various liquidity event scenarios (including no liquidity event until maturity) on the fair value of CCDs and Series E CCPS in order to present the impact of the change in maturity period on the fair value of CCDs and Series E CCPS. As presented above, the change in the fair value of the securities as of December 31, 2015 from a 10 year tenure to a 20 year tenure is between 0.1% and 1.8%, and the average difference is 0.9%.

The Company submits that as the change in present value of the cash flows for the securities due to the change in tenure is less than 10% of the present value of the remaining cash flows under the terms of the original instrument, the Company does not consider the increase in tenure as a substantial modification of the terms of such securities.

2. We note your response to comment 4 and have the following comments:

•

We are still unclear why you do not record the non-controlling interest held by the AZI founders in your consolidated balance sheets until such time that the non-controlling interest is no longer outstanding. Although we note that you control the

Securities and Exchange Commission

Division of Corporation Finance

May 27, 2016

payment of dividends and distributions to AZI shareholders, AZI is not wholly-owned by you and the AZI Sponsors are “legally entitled to income attributable to shares.”

The Company acknowledges the Staff’s comment and respectfully submits that it continues to believe that no value, income or loss should be attributed to the non-controlling interest held by the AZI Sponsors in AZI, as they have no legal or economic substance, as more fully described below.

The equity structure of AZI as of December 31, 2015, is comprised of equity shares and Series A through H of compulsorily convertible preference shares. The respective rights of the compulsorily convertible preference shares are described in our annual and interim condensed consolidated financial statements and are not repeated herein. 109,830 equity shares are held by the AZI Sponsors and 50 equity shares are held by Azure Power Global Limited (“APGL”). In addition, APGL held all issued compulsorily convertible preferred shares.

Equity shares held by the AZI Sponsors would ordinarily entitle them to their proportionate share of income in AZI and represent certain stockholder rights. However, by purpose and design, these rights are negligible, because the AZI Sponsors have surrendered their legal and economic rights associated with their ownership of equity shares by simultaneously entering into the AZI Shareholders Agreement (the “AZI SHA”) and a separate Sponsor Lock-in Agreement (the “Lock-in Agreement”) between the AZI Sponsors and APGL, as part of the reorganization described in our interim condensed consolidated financial statements.

Pursuant to the AZI SHA, the AZI Sponsors have agreed that:

•	They will exercise their shareholder voting rights solely on the instruction and direction of APGL

•	They will not transfer their equity shares, without the prior approval of APGL

•	They will not encumber, pledge or create a charge over their equity shares without the prior approval of APGL

•	They waive all rights available under Indian law in connection with being a minority shareholder

While the equity shares held by the AZI Sponsors are legally entitled to dividends, the declaration of any dividend or distribution by AZI, also requires the consent of APGL.

Pursuant to the AZI SHA, the AZI Sponsors acknowledged that it is the intention of all parties to the agreement to eventually make AZI a wholly owned subsidiary of APGL.

Although the AZI Sponsors do have the right to nominate two of the six AZI board members, provided the nominees are employees, shareholders or consultants of APGL or AZI (including AZI Sponsors themselves), the AZI Sponsors’ board representation rights are diminished by APGL’s consent rights since, pursuant to the AZI SHA, the AZI board of directors, as well as AZI management, are required to obtain the consent of APGL on all significant corporate matters.

Securities and Exchange Commission

Division of Corporation Finance

May 27, 2016

As part of the AZI SHA, APGL and the AZI Sponsors simultaneously entered into an option (the “Option”), which, if exercised, requires the AZI Sponsors to sell their shares to APGL at the minimum applicable price as per Indian law, which shall be a price not less than the fair value determined as per any internationally accepted pricing methodology for valuation of shares on an arm’s length basis. The Option may be exercised at any time by APGL and does not expire.

In addition, pursuant to the Lock-in Agreement, the AZI Sponsors agree that, upon an APGL approved sale of their equity shares, including pursuant to APGL exercising the Option, any proceeds above the face value of such shares (Rs. 10 or US$0.15 per share), are to be distributed among the AZI Sponsors and non-founder investors pro rata based on their as-converted shareholding in APGL.

Furthermore, in the event of liquidation of AZI, the AZI Sponsors would not receive any residual interest. Upon liquidation, the distributable net assets would first be distributed to the CCPS holders pursuant to the liquidation preference. Thereafter, should there be any residual assets, APGL would exercise its Option and obtain 100% ownership of AZI and the right to any remaining assets. Therefore, any residual assets would only accrue to APGL.

Accordingly, the AZI SHA, the Option and the Lock-in Agreement were purposefully designed so that the equity shares held by the AZI Sponsors will never have governing or economic substance. Furthermore, per the AZI SHA, the AZI Sponsors have waived their rights in connection with being a minority shareholder. Furthermore, we do not believe that the equity shares held by the AZI Sponsors is a participating security since by design the shareholders will not participate in the risks and rewards of ownership. Therefore, we believe that no value, income or loss should be attributed to the non-controlling interest.

•	Provide footnote disclosures which clearly explain why no income or loss has been attributed to the non-controlling interest in AZI held by the AZI Sponsors.

We intend to file Amendment No. 4 to the Registration Statement on F-1 to include the audited financial information for the fiscal year ended March 31, 2016. The following additional disclosure will be made in the APGL consolidated financial statements footnotes to explain why no income or loss has been attributed to the non-controlling-interest:

“As of December 31, 2015, the Company did not own 109,830 equity shares of AZI, representing 5% of its equity shares on an as converted basis. These equity shares are owned by the AZI Sponsors. Pursuant to the terms of the AZI SHA and the Lock-in Agreement, the AZI Sponsors have surrendered, or transferred to APGL, their legal and economic rights associated with these equity shares and with being a minority shareholder. In addition, pursuant to the AZI SHA, it is the stated intention of all parties to the AZI SHA to eventually make AZI a wholly owned subsidiary of APGL. In connection therewith and also pursuant to the AZI SHA, the AZI Sponsors and APGL have entered into an option (the “Option”), whereby APGL may, at any time and without time limit, cause the AZI Sponsors to transfer their AZI equity shares to APGL for consideration equal to the minimum applicable price as per Indian law, with any proceeds above the face value of such shares (Rs. 10 or US$0.15 per share) to be distributed among the AZI Founders and non-founder investors (the CCPS holders) pro rata based on their as-converted shareholding in APGL.

Given that the AZI SHA, the Option and the Lock-in Agreement were purposely designed so that the equity shares held by the AZI Sponsors will never have governing or economic substance, no value, income or loss has been attributed to such non-controlling interest.”

Securities and Exchange Commission

Division of Corporation Finance

May 27, 2016

We hope that the foregoing has been responsive to the Staff’s comments. Please contact the undersigned at (650) 470-4522 should you require further information.

Very truly yours,

/s/ Thomas J. Ivey, Esq.

Thomas J. Ivey, Esq.

cc:	Azure Power Global Limited

Inderpreet Wadhwa

Sandeep Chopra

cc:	Latham & Watkins LLP

Kirk A. Davenport II, Esq

Wesley C. Holmes, Esq

Ernst & Young Associates LLP

Kapil Jain